Exhibit 4.3
DE BRAUW
BLACKSTONE
WESTBROEK
Sale and Contribution Agreement
     relating to
a joint venture in the field of
semiconductors for cellular communication
     between
STMicroelectronics N.V.
     and
NXP B.V.
     dated 10 April 2008

P.O. Box 75084
1070 AB Amsterdam
The Netherlands

	Contents

	Clause	Page
1	Interpretation	4
2	Transaction Structure	5
3	Closing Conditions	7
4	Pre-Closing covenants	11
5	Closing	17
6	Post-Closing obligations	18
7	Warranties and liability	26
8	Limitation of liability	28
9	Claims	30
10	Confidentiality	32
11	Miscellaneous	33

Sale and Contribution Agreement
THIS AGREEMENT IS MADE BETWEEN:
(1)	STMicroelectronics N.V., a public company with limited liability incorporated under the laws of the Netherlands, with corporate seat in Amsterdam, the Netherlands, and address at WTC Schiphol Airport, Schiphol Boulevard 265,1118 BH Schiphol Airport, Amsterdam, the Netherlands, (“ST”);

and

(2)	NXP B.V., a private company with limited liability incorporated under the laws of the Netherlands, with corporate seat in Eindhoven, the Netherlands, and address at High Tech Campus 60, 5656 AG Eindhoven, the Netherlands, (“NXP”).
WHEREAS:
(A)	ST and NXP wish to establish a joint venture (the “Joint Venture”) in the field of semiconductors for cellular communication, being (i) in the case of ST those parts of its Mobile, Multimedia and Communications Groups, relating to the businesses Baseband, RF, Power Management Unit, Multimedia, Bluetooth, FM Radio, WiFi and UWB, (as further specified in Schedule 2, “ST’s Relevant Businesses”); and, (ii) in the case of NXP, those parts of its Mobile and Personal Business Unit relating to the businesses Baseband, RF, Power Management Unit, Multimedia, Bluetooth, FM Radio, GPS, USB and UWB, (as further specified in Schedule 3 “NXP’s Relevant Businesses” and together with ST’s Relevant Businesses, the “Business”) on and subject to the terms and conditions set out in this Agreement, (the “Transaction”);

(B)	The Parties signed a confidentiality agreement on 3 October 2007, regarding the disclosure to each other and each other’s representatives and advisors, of information in connection with the Transaction (the “Confidentiality Agreement”), as well as a non-binding Memorandum of Understanding, dated 22 January 2008 (“MoU”) setting forth certain principal terms and the process of due diligence and negotiation of transaction documents;

(C)	Pursuant to the MoU, the Parties have given each other and their respective representatives and advisors access to each other’s Data Room, as well as the opportunity to attend a management presentation, to make joint customer visits and to request such additional information as deemed necessary;

(D)	Pursuant to the MoU, ST and NXP have negotiated the main terms and conditions of certain of the transaction documents under which the Joint Venture is intended to be established and the relationship between the shareholders in the Joint Venture is intended to be regulated (the “Transaction Documents”);

(E)	The relevant corporate approvals required prior to the signing of the Transaction Documents have been obtained by each Party;

(F)	The Parties wish to set out in this Sale and Contribution Agreement (the “Agreement”), which forms part of the Transaction Documents, the terms and conditions for the establishment of the Joint Venture.
IT IS AGREED AS FOLLOWS:

1	INTERPRETATION

In this Agreement, unless the context otherwise requires, the provisions in this Clause 1 apply throughout:

1.1	Definitions

Capitalised words, including those used in the preamble of this Agreement, shall have the meaning as defined in Schedule 1.

1.2	References to persons and companies

References to:
1.2.1	a person include any individual, company, partnership or unincorporated association (whether or not having separate legal personality); and

1.2.2	a company include any company, corporation or any body corporate, wherever incorporated.
1.3	Headings and references to Clauses, Schedules, Parts and Paragraphs
1.3.1	Headings have been inserted for convenience of reference only and do not affect the interpretation of any of the provisions of this Agreement.

1.3.2	A reference in this Agreement to a Clause or Schedule is to the relevant Clause of or Schedule to this Agreement; to a Part is to the relevant Part of the relevant Schedule; and to a Paragraph is to the relevant Paragraph of (the relevant Part of) the relevant Schedule.
1.4	ST / NXP / ST’s Relevant Businesses / NXP’s Relevant Businesses
1.4.1	Any reference in this Agreement to the term “ST shall”, shall be interpreted as meaning that ST shall and/or shall procure that the relevant other members of the ST Group shall perform the relevant obligation.

1.4.2	Any reference in this Agreement to a liability or obligation of ST’s Relevant Businesses shall be deemed to include an obligation on the part of ST to procure that the relevant liability is discharged or obligation is performed, on and subject to the terms and conditions set out in this Agreement.

1.4.3	Any reference in this Agreement to the term “NXP shall”, shall be interpreted as meaning that NXP shall and/or shall procure that the relevant other members of the NXP Group shall perform the relevant obligation.

1.4.4	Any reference in this Agreement to a liability or obligation of NXP’s Relevant Businesses shall be deemed to include an obligation on the part of NXP to procure that the relevant liability is discharged or obligation is performed, on and subject to the terms and conditions set out in this Agreement.
1.5	Other references
1.5.1	Whenever used in this Agreement, the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.

1.5.2	Any reference in this Agreement to any gender shall include all genders, and words importing the singular shall include the plural and vice versa.
1.6	Information

References to books, records or other information include books, records or other information in any form including paper, electronically stored data, magnetic media, film and microfilm.

1.7	Legal terms

In respect of any jurisdiction other than the Netherlands, a reference to any Netherlands legal term shall be construed as a reference to the term or concept which most nearly corresponds to it in that jurisdiction.

2	TRANSACTION STRUCTURE

Subject to satisfaction (or waiver under Clause 3.4) of the Closing Conditions, the Parties shall take the following actions to effect the Transaction:

2.1	ST contribution

ST shall establish a new company as a wholly owned subsidiary of ST, which company shall be a Dutch tax resident private company with limited liability organised under the laws of the Netherlands (as further defined in Schedule 10, the “Company”) and ST shall subscribe for newly issued shares in the capital of the Company (the “ST JV Shares”). The payment obligation for the ST JV Shares shall be satisfied by way of a contribution to the Company of:
2.1.1	ST’s Relevant Businesses;

2.1.2	(i) USD 1,520,000,000 (one billion five hundred and twenty million US dollar) together with (ii) an amount in EURO equal to 80% of the net present value of the R&D Tax Credits at Closing, taking into account a 10% discount rate, in cash, to fund the cash payment to be made by the Company pursuant to Clause 2.3.2 (the “Cash Payment”);

2.1.3	USD 350,000,000 (three hundred and fifty million US dollar) in cash, to fund working capital requirements and allow for certain cash flexibility;

the foregoing in accordance with ST’s Disentanglement Plan and Schedule 10.

2.2	NXP contribution

NXP shall establish two new companies (as further defined in Schedule 10, “WH1” and “WH2”) and:
2.2.1	to WH1 it shall transfer its Dutch Relevant Businesses and the NXP Relevant IP related thereto;

2.2.2	to WH2 it shall transfer its non-Dutch Relevant Businesses and the NXP Relevant IP related thereto,

the foregoing in accordance with NXP’s Disentanglement Plan and Schedule 10.
2.3	Transfer by NXP to the Joint Venture

At Closing, NXP shall transfer to the Company, in two separate steps, the following:
2.3.1	in the first step, certain shares of WH1 (pursuant to which NXP shall still retain control of WH1) in return for Shares of the Company;

2.3.2	in the second step:
(a)	all other shares of WH1;

(b)	all the shares of WH2;

in return for (i) further Shares of the Company representing, together with the Shares of the Company issued to NXP as referred to in Clause 2.3.1, a shareholding of 20% (twenty per cent) in the Company and (ii) the Cash Payment.
2.4	No Transfer of Liabilities other than Assumed Liabilities
2.4.1	ST undertakes to the Company and NXP to procure that ST’s Relevant Businesses are contributed to the Company or the relevant Group Company free of Liabilities, with the exception only of the ST Assumed Liabilities which shall be contributed together with ST’s Relevant Businesses, subject to Clause 2.4.3 and Clause 6.5 through Clause 6.10 to the extent (i) they are ST Assumed Financial Liabilities that must transfer along with the Relevant Businesses following mandatory law, such as certain of the Unfunded Defined Benefit Liabilities, or because they are part of a ST Entity provided that in such case these Liabilities cannot be redeemed or reimbursed prior to Closing, or (ii) as they are deemed ST Assumed Business Liabilities in accordance with Paragraph 4.2 of Schedule 2.

2.4.2	NXP undertakes to the Company and ST to procure that NXP’s Relevant Businesses are contributed to the Company or the relevant Group Company free of Liabilities, with the exception only of the NXP Assumed Liabilities which shall be contributed together with NXP’s Relevant Businesses, subject to Clause 2.4.3 and Clause 6.5 through Clause 6.10, to the extent (i) they are NXP Assumed Financial Liabilities that must transfer along with the Relevant Businesses following mandatory law, such as certain of the Unfunded Defined Benefit Liabilities, or because they are part of a NXP Entity provided that in such case these Liabilities cannot be redeemed or reimbursed prior to Closing, or as (ii) they are deemed NXP Assumed Business Liabilities in accordance with Paragraph 3.2 of Schedule 3 .

2.4.3	Each Party undertakes, in respect of each Assumed Financial Liability relating to its Relevant Businesses, to fully fund in Cash any such Assumed Financial Liability in accordance with the Draft Assumed Financial Liability Statement referred to in Clause 4.10 prior to contributing the Relevant Businesses at Closing.

2.4.4	Subject to Clause 2.4.3 and Clauses 6.5 through 6.10 and the R&Ws, as of Closing, the Company or relevant other Group Company shall assume, pay when due, satisfy, discharge, perform and fulfil, to the extent relating to the Relevant Businesses, all Assumed Liabilities.

2.4.5	The Retained Liabilities, identified for NXP in Paragraph 3.4 of Schedule 3 and for ST in Paragraph 3.4 of Schedule 2 shall remain for the account of the relevant member of the NXP Group and ST Group after Closing and be subject to Clause 6.10 and the relevant provisions of Schedule 2 and Schedule 3.
2.5	Adjustment to consideration

If any payment is made by NXP to ST, or from ST to NXP, in respect of any claim (i) for any breach of this Agreement (including, for the avoidance of doubt, a breach of the R&Ws), (ii) pursuant to an indemnity under this Agreement or (iii) for acquiring the T3G Shares as set forth in Clause 4.12, the amount of such payment shall deemed to be an adjustment of the consideration in Shares to be paid by the Company to NXP or ST, as the case may be, for the transfer of their respective Relevant Businesses.
3	CLOSING CONDITIONS

3.1	Conditions

Closing is conditional upon satisfaction (or waiver under Clause 3.4) of the following Closing Conditions:
3.1.1	the Closing Anti-trust Approvals shall have been obtained or, alternatively, any waiting periods under the laws applicable to such approvals shall have expired or been terminated;

3.1.2	the completion of NXP’s procedure in respect of the Transaction in compliance with section 25 of the Dutch Works Council Act (“WCA”), such completion to include:
(a)	the receipt by NXP from its Dutch works council (“NXP’s Works Council”) of:
(i)	an unconditional positive advice; or

(ii)	an advice with conditions acceptable to each of the Parties and if required in accordance with Clause 3.3.3; or
(b)	a resolution of NXP’s board in respect of the Transaction that deviates from NXP’s Works Council’s advice and:
(i)	against which NXP’s Works Council has not timely lodged an appeal with the Enterprise Chamber of the Amsterdam Court of Appeal (“Ondernemingskamer”); or

(ii)	against which NXP’s Works Council has timely lodged an appeal with the

Enterprise Chamber of the Amsterdam Court of Appeal which appeal is subsequently dismissed by such court and if required in accordance with Clauses 3.3.5 and 3.3.6.
3.1.3	the completion of the information and consultation procedure of ST’s French works council(s) (“ST’s Works Council(s)”), with respect to the Transaction, in compliance with French law, including ST’s Works Council’s request (if any) for assistance by an expert;

3.1.4	there not being a breach by NXP of its obligations under Clause 4 that would be reasonably likely to have a Material Adverse Effect;

3.1.5	there not being a breach by ST of its obligations under Clause 4 that would be reasonably likely to have a Material Adverse Effect;

3.1.6	the R&Ws given by each of ST and NXP shall be true and accurate, in each case as at the time set for Closing under Clause 5.2 (or, if applicable, Clause 5.4), as though made as at such time (unless any such R&W is made only as of a specific date, in which event such R&W shall be true and accurate as of such specified date), except where the breach of any R&W has not had and is not reasonably likely to have a Material Adverse Effect;

3.1.7	no Governmental Authority of competent jurisdiction shall have issued or granted any order (whether temporary, preliminary or permanent) or otherwise taken any affirmative action that has the effect of making the consummation of the Transaction illegal in any jurisdiction in which the Business or the Parties have any material business or operations or which has the effect of prohibiting or otherwise preventing the consummation of the Transaction; and

3.1.8	each of the Ancillary Agreements being in Agreed Terms, save to the extent that any terms not thus agreed (i) have already been included in the relevant Term Sheet or (ii) would not, by their absence, be reasonably expected to have a material financially adverse effect on ST or NXP, as the case may be, or materially hinder the Relevant Businesses from continuing their business in the Company (or as Affiliate(s) of the Company) as of Closing. Any such material terms which have not been already included in the relevant Term Sheet shall be negotiated between the Parties in good faith, in order to come to full Agreed Terms prior to Closing in accordance with Clause 4.2.
3.2	Responsibility for satisfaction
3.2.1	To the maximum extent permitted under applicable Law, each of the Parties shall take all such actions within its power as are necessary to ensure satisfaction of and compliance with the Closing Conditions for which it is responsible, being Clauses 3.1.1, 3.1.3, 3.1.5, 3.1.7 (to the extent relating to ST’s Relevant Businesses) and 3.1.8 for ST and Clauses 3.1.1, 3.1.2, 3.1.4, 3.1.7 (to the extent relating to NXP’s Relevant Businesses) and 3.1.8 for NXP.

3.2.2	Without prejudice to the generality of Clause 3.2.1, with respect to the Closing Conditions set out in Clause 3.1.1 (Closing Anti-trust Approvals) and 3.1.2 (NXP’s Works Council), each of the Parties shall fulfil its obligations and exercise its rights in good faith in relation to a Closing Condition. Although Parties acknowledge that each Party may protect its legitimate interests in relation to such Closing Condition while exercising such rights in good faith no Party shall act in a manner which would unduly frustrate the satisfaction thereof.

3.2.3	Without prejudice to the generality of Clauses 3.2.1 and 3.2.2, ST and NXP shall, either jointly or in close consultation with each other:
(a)	as soon as practicable, and in any event not later than fifteen (15) Business Days after the Signing Date, prepare and file with the competent Governmental Authorities the notices and applications necessary to satisfy the Closing Condition set out in Clause 3.1.1;

(b)	supply as promptly as practicable any additional information and documentary material that may be requested by any competent Governmental Authority in connection with the Closing Condition set out in Clause 3.1.1 and otherwise cooperate with and provide all necessary information and assistance reasonably required by any Governmental Authority in connection with the Closing Condition set out in Clause 3.1.1; and

(c)	use their best efforts to cause the expiration or termination of any applicable waiting period under any applicable Law and the fulfilment (whether explicit or implicit) of the Closing Condition set out in Clause 3.1.1 as soon as practicable, including by agreeing to (i) take any action that may be required in order to obtain an unconditional clearance (including by agreeing to perform any disposition of assets or businesses that may be required by any relevant Governmental Authority) or (ii) duly and promptly complying with any condition that any relevant Governmental Authority may impose to clear this Agreement and the Transaction, provided that the foregoing provisions of this Clause 3.2.3(c) shall not require ST or NXP to agree to or take any action or comply with any condition which would, indirectly or in the aggregate, be material to ST or NXP, as the case may be, in the context of this Transaction.
3.2.4	In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Authority or any other person challenging (any part of) the Transaction, each Party shall co-operate in all respects with the other Party and use its reasonable best efforts to defend, contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts the consummation of the Transaction.
3.3	Works Councils
3.3.1	ST shall use its reasonable best efforts to:
(a)	take any such reasonable action as is required to complete the information and consultation procedure with ST’s Works Council and obtain a written opinion from ST’s Works Council; and

(b)	promptly co-operate with and (as promptly as practicable) provide all necessary information and assistance reasonably required by ST’s Works Council.
3.3.2	NXP shall use its reasonable best efforts to:
(a)	take any such reasonable action as is required to obtain an unconditional positive advice or an advice with conditions from NXP’s Works Council which are accepted by each of the Parties in accordance with Clause 3.3.3, subject to Clauses 3.3.5 and 3.3.6 below; and

(b)	(promptly) co-operate with and (as promptly as practicable) provide all necessary information and assistance reasonably required by NXP’s Works Council.
3.3.3	Each Party shall provide the other Party with the necessary information concerning assets and Employees within ten (10) Business Days following the date of this Agreement in order to enable such Party to comply with its obligations under Clauses 3.3.1 and 3.3.2.

3.3.4	If any conditions or arrangements in relation to the Group are introduced by NXP’s Works Council in its advice as referred to in Clause 3.3.2, these conditions shall not be accepted by NXP, unless with the prior written consent of ST. Once approval for these conditions, that might include arrangements that are binding upon the Company and /or the Group Companies, have been given by each of ST and NXP, the Parties shall negotiate on the changes (if any) to the Transaction Documents which are appropriate under the circumstances, bearing in mind the intent and purpose of the terms and conditions set forth in the Transaction Documents. The Parties agree and acknowledge that such negotiations should take place in good faith and as far as reasonably possible should be consistent with the understandings of the parties reflected in the Transaction Documents.

3.3.5	If, after Clauses 3.3.2(a), 3.3.2(b) and 3.3.3 have been complied with, NXP’s Works Council still has not rendered an unconditional positive advice or an advice with conditions acceptable to each of the Parties, then NXP shall, unless otherwise agreed by ST, after receipt of the advice, inform NXP’s Works Council in writing of:
(i) the resolution of the board of NXP in respect of the Transaction; and if and insofar as such resolution deviates from the advice:

(ii)	the grounds and motives for such deviation.
3.3.6	If Clause 3.3.3 applies, Closing shall be postponed for a period equal to one calendar month after the day on which NXP informed NXP’s Works Council in writing of its board resolution as set out in Clause 3.3.5, provided that, if NXP’s Works Council has appealed to the Enterprise Chamber of the Amsterdam Court of Appeal (Ondernemingskamer) in respect of such board resolution, Closing shall be postponed until three (3) Business Days after NXP has received a court order from the Enterprise Chamber of the Amsterdam Court of Appeal dismissing such appeal and allowing the Parties to effect the Closing.

3.3.7	For the purpose of this Clause 3.3 and Clause 3.1.2, the use of the defined term “NXP” shall include the Dutch Affiliate for which NXP’s Works Council has been established.

3.4	(Non-)Satisfaction/Waiver
3.4.1	Within two (2) Business Days of becoming aware of the same, ST shall give notice to NXP or vice versa, as applicable, of (i) the satisfaction of the Closing Conditions set out in Clause 3.1 for which it is responsible, as set out in Clause 3.2.1, or of (ii) any fact or circumstance which could result in a Closing Condition not being satisfied.

3.4.2	The Closing Conditions set out in Clauses 3.1.1, 3.1.2, and 3.1.8 may only be waived by written agreement between ST and NXP.

3.4.3	The Closing Conditions set out in Clauses 3.1.3, 3.1.4, and 3.1.6 (in relation to a breach by NXP of any R&Ws), may only be waived by ST.

3.4.4	The Closing Condition set out in Clauses 3.1.5, and 3.1.6 (in relation to a breach by ST of any R&Ws), may only be waived by NXP.
3.5	Long stop date

If the Closing Conditions are not satisfied (or waived under Clause 3.4) on or before the date falling twelve (12) months after the date hereof NXP or ST may, in its sole discretion, terminate this Agreement (other than Clauses 1,10 and 11.2 through 11.14) by notice to the other, and no Party shall have any claim against the other save for any claim arising from breach of any obligation contained in Clause 3.1.8, 3.3 or 3.4 provided that no such termination notice may be given by a Party which is in default of its obligations under this Agreement.

4	PRE-CLOSING COVENANTS

4.1	Other Transaction Documents

Subject to Clause 4.2, ST and NXP shall negotiate in good faith definitive terms for each of the following Transaction Documents:
4.1.1	business sale, and share sale and purchase agreements (each a “Local Transfer Agreement”) in respect of their Relevant Businesses;

4.1.2	two umbrella transitional services agreements (each a “TSA”) and service level agreements (each an “SLA”):
(a)	for the provision of transitional services by ST to the Company;

(b)	for the provision of transitional services by NXP to the Company;
4.1.3	operational agreements between the Company on the one hand and one of more of the Parties and/or any of their respective Affiliates on the other (each an “Operational Agreement”), including:
(a)	four Manufacturing Agreements:
(i)	for the provision of manufacturing services by ST to the Company;

(ii)	for the provision of manufacturing services by the Company to ST;

(iii)	for the provision of manufacturing services by NXP to the Company; and

(iv)	for the provision of manufacturing services by the Company to NXP.
(b)	one IP Transfer and Licence Agreement:
(i)	for the transferring and licensing of IP by ST to the Company;

(ii)	for the transferring and licensing of IP by NXP to the Company;

(iii)	for the licensing of IP by the Company to ST (including the licensing of UWB and GPS); and

(iv)	for the licensing of IP by the Company to NXP.
(c)	one R&D Services Agreement:
(i)	for the provision of R&D services by ST to the Company;

(ii)	for the provision of R&D services by the Company to ST (including for UWB and GPS);

(iii)	for the provision of R&D services by NXP to the Company; and

(iv)	for the provision of R&D services by the Company to NXP.
(d)	one Near Field Communication Technology License Agreement between NXP and the Company.
4.2	Binding Term Sheets

It is recorded that in respect of some of the Transaction Documents the Parties have negotiated term sheets, which are attached hereto in agreed form under Schedule 4 (the “Term Sheets”). As of Signing, the Parties shall negotiate in good faith definitive agreements in respect of the Term Sheets. If, notwithstanding Clause 3.1.8, Closing occurs but the Parties have not negotiated definitive agreements in respect of one or more of the Term Sheets, the Parties shall continue to negotiate in good faith definitive agreements in respect thereof and, unless otherwise agreed in writing, subject to and as of Closing, until signing of such definitive agreements the relevant Term Sheets (as supplemented by such further terms as may have been agreed to prior to Closing) shall be binding.
4.3	Disentanglement
4.3.1	Each Party, in preparation for the transfer of its Relevant Businesses to the Company and the unwinding of the Newco-structure of WH2, has negotiated a Disentanglement Plan (attached in draft form as Schedule 5 (ST Disentanglement Plan) and Schedule 6 (NXP Disentanglement Plan)), which is not final as at the date of Signing. The Parties undertake to discuss in good faith the definitive terms of the Disentanglement Plans (including the roadmaps setting out the various steps to unwind the Newco-structure of WH2) in accordance with the principles laid down in the drafts attached hereto and to finalise these definitive terms prior to Closing.

4.3.2	Each Party shall take the actions, and procure the taking of such actions, as set out in its Disentanglement Plan (the “Disentanglement”), including the effecting of the Local Transfer Documents, attached as Schedule 11, provided that:
(a)	a Party shall not be in breach of its obligations under this Clause 4.3 to the extent that its Relevant Businesses, as a result of the Party not having taken or not having procured the taking of such actions, are not materially hindered from continuing their business in the Company (or as Affiliates of the Company) as of Closing. For the avoidance of doubt, NXP not obtaining the Dutch tax ruling and ST not obtaining the Dutch and Swiss tax rulings, shall be deemed a material hindrance of the continuity of the business for the purpose of this Clause, provided that each of NXP and ST acknowledge that time is of the essence and that each of them shall file a ruling request with the relevant authorities within fifteen (15) Business Days for the Dutch tax rulings and twenty-five (25) Business Days for the Swiss tax ruling, after the date of this Agreement and shall further diligently pursue obtaining the required rulings;

(b)	deviations from or supplements to the template Local Transfer Documents may be necessary pursuant to mandatory local formalities to effect the transfer; and

(c)	ST may not be able to obtain the French tax ruling on time and, as a result, may not be ready to transfer the French assets and liabilities at Closing to the Group. This will not delay Closing provided that such business is conducted as from Closing for the account and the benefit of the Group.
4.4	Umbrella Agreements
4.4.1	ST shall use its reasonable best efforts to procure that, as of Closing, the Company and other members of the Group (as subsidiaries of ST) fall under and benefit from the ST Umbrella Agreements.

4.4.2	If (i) consent of a counterparty to a ST Umbrella Agreement is required for the aforesaid purpose but is not received prior to Closing; and (ii) one of the NXP Umbrella Agreements concerns substantially the same subject as such ST Umbrella Agreement, NXP shall notify the counterparty to such NXP Umbrella Agreement of the transfer of the Relevant Businesses pursuant to this Agreement. The Parties shall use reasonable best efforts to obtain a grace period of at least three (3) months as of the Closing Date allowing the NXP Relevant Businesses the continued enjoyment of such NXP Umbrella Agreement during such period.

4.4.3	In the event that a NXP Umbrella Agreement concerns a subject that is not covered by a ST Umbrella Agreement, NXP shall if so required by ST prior to Closing notify the counterparty to such NXP Umbrella Agreement of the transfer of the Relevant Businesses pursuant to this Agreement. The Parties shall use reasonable best efforts to obtain a grace period of at least three (3) months as of the Closing Date allowing the NXP Relevant Businesses the continued enjoyment of such NXP Umbrella Agreement during such period.

4.4.4	Copies of all notifications together with any responses from the counterparties of the ST Umbrella Agreements and the NXP Umbrella Agreements will be provided to the Company, ST and NXP upon dispatch or receipt, as the case may be.

4.4.5	The Parties shall use their reasonable best efforts to procure that, during the aforesaid grace periods the Company, or relevant other member of the Group, arranges with each such counterparty a new agreement, where applicable, with retroactive effect as of the

Closing Date. Any and all costs in relation to the use of NXP Umbrella Agreements during such grace period and the entering into of any such new agreements shall be for the account of the Company or relevant other member of the Group.
4.5	Conduct of business

Subject to Clause 4.6, each of ST and NXP shall procure that between Signing and Closing each of their Relevant Businesses:
4.5.1	carries on business as a going concern in the ordinary course as carried on prior to Signing, save as consented to in writing by the other Party, such consent not be unreasonably withheld or delayed and save as contemplated in the Transaction Documents, including its Disentanglement Plan;

4.5.2	without prejudice to the generality of Clause 4.5.1, does not, without the prior written consent of the other Party, such consent not to be unreasonably withheld or delayed and save as contemplated in the Transaction Documents, including its Disentanglement Plan:
(a)	enter into any agreement or incur any commitment involving any capital expenditure in excess of USD 3,000,000 (three million US dollar) per item and USD 15,000,000 (fifteen million US dollar) in aggregate per calendar quarter, in each case exclusive of VAT;

(b)	enter into or amend any contract or commitment which (a) is not in the ordinary course of business, or (b) involves or is likely to involve total annual expenditure in excess of USD 10,000,000 (ten million US dollar), exclusive of VAT;

(c)	acquire or dispose of, or agree to acquire or dispose of, any material asset or material inventory involving consideration, expenditure or liabilities in excess of USD 3,000,000 (three million US dollar), exclusive of VAT, other than in the ordinary course of business;

(d)	acquire or agree to acquire any share(s) or other interest in any person or company;

(e)	incur any additional borrowings or incur any other indebtedness in each case in excess of USD 1,000,000 (one million US dollar) other than in the ordinary course of business;

(f)	delay or cease any capital expenditure in respect of that Party’s Relevant Businesses, as provided for in the budget made available to the other Party prior to Signing;

(g)	create, allot or issue, or allow to be created, allotted or issued, any share capital of any company that is part of that Party’s Relevant Businesses;

(h)	repay, redeem or repurchase, or allow to be repaid, redeemed or repurchased, any share capital of any company that is part of that Party’s Relevant Businesses;

(i)	declare, make or pay any dividend or other distribution to any shareholders of any company that is part of that Party’s Relevant Businesses; or

(j)	make any change in the terms and conditions of employment of any of its directors or Senior Employees, other than in accordance with the applicable collective labour agreement or similar annual indexation increase or consistent with past practice, or employ or terminate the employment of any director or Senior Employee or make any arrangements with any unions or other employee representative bodies (including the entering into or, amending of or deviation from any collective labour agreement or social plan) enter into, adopt or make any material amendments or variations to retirement benefit plans and other long-term benefit plans of the Relevant Businesses.
4.6	Excused conduct

A Party shall not invoke Clause 4.5.2 against the other Party if, in the latter Party’s reasonable opinion, adherence to its obligations under Clause 4.5.2 would have a Material Adverse Effect on its ability to continue to manage its Relevant Businesses or have a Material Adverse Effect on the value of its Relevant Businesses. Each Party shall inform the other Party of any such situation as soon as reasonably practicable thereafter.
4.7	Acting vis-á-vis the other Party

It is further agreed that:
4.7.1	in applying and enforcing Clause 4.5.2, ST and NXP shall act vis-á-vis each other in accordance with the principles of reasonableness and fairness giving due consideration to all relevant circumstances; and

4.7.2	under certain circumstances a Party may not be able to timely request the consent of the other Party, or await a response from that Party to such request, if the circumstances require immediate action from the Party or management of that Party’s Relevant Businesses, but that Party shall nevertheless inform the other Party of any such situation as soon as reasonably practicable thereafter.
4.8	Security

Without detracting from any R&Ws or indemnities set out in this Agreement, NXP shall procure vis-á-vis the Company or the relevant member of the Group, that the Collateral Agents (as such term is defined in each of (i) that certain Senior Secured Indenture among NXP B.V. and NXP Funding LLC (as issuers) and the Collateral Agents (as defined therein) dated 12 October 2006 and (ii) that certain Collateral Agency Agreement among Kaslion Acquisition B.V., NXP B.V. and the Collateral Agent (as defined therein) dated 29 September 2006) give written consent (under Section 12.05 of the aforesaid Indenture and Section 5.03 of the aforesaid Collateral Agency Agreement) to the release, at Closing, of all relevant Security on any assets forming part of NXP’s Relevant Businesses.
4.9	European works council and trade unions

As early as possible in order to comply with Laws, but in any event prior to Closing:
4.9.1	each of ST and NXP shall consult with and notify, to the extent required, its European and/or other works council(s) regarding the Transaction; and

4.9.2	each of NXP and ST shall, to the extent required, consult with and notify the relevant trade unions regarding the Transaction;

each Party undertaking to keep the other informed throughout on the status of such consultations and notification.
4.10	Draft Assumed Financial Liabilities Statement
4.10.1	Prior to the date set for Closing, each of ST and NXP shall prepare and deliver to the other Party a draft statement, together with all related working papers, setting out the determination of, in respect of NXP’s Relevant Businesses, the NXP Assumed Financial Liabilities Funding Requirement and, in respect of ST’s Relevant Businesses, the ST Assumed Financial Liabilities Funding Requirement, as the case may be, in respect thereof (the “Draft Assumed Liabilities Statements”).

4.10.2	The Draft Assumed Financial Liabilities Statements shall be in the form set out in Schedule 17 and shall be used to determine whether the Assumed Financial Liabilities that will be contributed by each Party at Closing are fully funded in accordance with Clause 2.4.3 and whether, in relation to any NXP Entity or ST Entity, as the case may be, there is any Cash to be deducted from the amount of the Assumed Financial Liabilities. After Closing, the Draft Assumed Financial Liabilities Statements will be reviewed and amended to reflect the actual position as at Closing as laid down in the Final Assumed Financial Liabilities Statements in accordance with Clause 6.8.
4.11	Repayment of expenditure by the Company to NXP
4.11.1	The Company undertakes to repay to NXP the part of the expenditure for capital equipment actually received by the NXP Relevant Businesses, in the period between the date hereof and Closing, consistent with the Business Plan and Schedule 19 for which the costs are incurred by NXP, as reasonably evidenced by NXP to ST and the Company in writing, in accordance with and subject to the Clauses below (the “NXP interim Capex”).

4.11.2	In respect of the three-month period starting immediately at the date hereof NXP will be repaid up to an amount of USD 25,000,000 (twenty five million US dollar) (the “NXP First Allocated Interim Capex”).

4.11.3	The expenditure for capital equipment actually received by the NXP Relevant Businesses (i) in the period starting after this initial three-month period and ending at the later of the date of satisfaction of the Closing Conditions referred to in Clauses 3.1.1, 3.1.2, 3.1.3 and 3.1.7 and the date of obtaining the Dutch and Swiss tax rulings as referred to in Clause 4.3.2(a) (the “NXP Second Allocated Interim Capex”) and (ii) in the period starting at the later of the date of satisfaction of the Closing Conditions referred to in Clauses 3.1.1,3.1.2, 3.1.3 and 3.1.7 and the date of obtaining the Dutch and Swiss tax rulings as referred to in Clause 4.3.2(a) and ending on Closing (the “NXP Third Allocated Interim Capex”) shall be allocated pro rata temporis to these two periods.

4.11.4	The NXP Second Allocated Interim Capex as allocated pursuant to clause 4.11.3 will not be repaid. The NXP Third Allocated Interim Capex, as allocated pursuant to Clause 4.11.3 shall be repaid up to an amount calculated pro rata temporis to USD 25,000,000 (twenty five million US dollar) per quarter, if and to the extent that Closing is delayed for reasons not due, or attributable to NXP (for the avoidance of doubt, any delay caused by implementing the WH2 Newco-structure by NXP prior to Closing shall be deemed due and attributable to NXP).

4.11.5	Any repayment is subject to the assets acquired in connection with the capital expenditure being part of the NXP Relevant Businesses.

4.11.6	If the later of the date of satisfaction of the Closing Conditions referred to in Clauses 3.1.1, 3.1.2, 3.1.3 and 3.1.7 and the date of obtaining the Dutch and Swiss tax rulings as referred to in Clause 4.3.2(a) occurs within the first three months, the maximum amount to be repaid by Falcon shall not exceed an amount calculated pro rata temporis to USD 25,000,000 (twenty five million US dollar) per three-month period.

4.11.7	Any payment under this Clause 4.11 will be made in cash immediately upon Closing for that part of the capital expenditure that has been paid and for which evidence of the payment of the relevant capital expenditure has been provided by NXP to ST or the Company. For the part of the expenditure for capital equipment which has been received but not yet paid at Closing, NXP shall either:
(a)	transfer the relevant accounts payable to the Company; or

(b)	provide evidence of the payment of the relevant capital expenditure at the due date, upon which the Company shall make such payment to NXP.
4.12	T3G

Prior to Closing, NXP shall use its reasonable best efforts to acquire the shares in T3G currently held by Datang Mobile Communications Equipment Co. Ltd, Samsung Electronics Co. Ltd and Motorola Inc. (the “T3G Shares”). If Closing occurs, but NXP has not yet executed a binding agreement to acquire the T3G Shares, NXP shall indemnify and hold the Company harmless for the costs (including direct transaction costs) of acquiring these T3G Shares if the Company acquires such T3G Shares after Closing.

4.13	Accounts

Within twenty five (25) Business Days after the date of this Agreement, each of NXP and ST shall update the relevant Accounts with a list of assets and Inventory and procure its auditors to deliver an audit comfort letter in relation thereto.

5	CLOSING

5.1	Effective Time

Without prejudice to the Warrantee’s rights arising from the R&Ws or each Party’s rights arising otherwise from this Agreement, the Relevant Businesses are for the risk and the account of the Company as of the Effective Time.

5.2	Date and place
5.2.1	Subject to the satisfaction (or waiver under Clause 3.4) of each of the Closing Conditions, Closing shall take place:

(a)	at 11.00 CET on the first Business Day following the last calendar day of the reporting month in which (a) notification occurs under Clause 3.4.1 in respect of that Closing Condition set out in 3.1.1 or 3.1.2 that is last satisfied or, if later (b) waiver occurs under Clause 3.4 in respect of any Closing Condition that has not been satisfied or waived; and

(b)	in Amsterdam, the Netherlands, at the offices of NXP’s Lawyers; or

(c)	at such other time, date and/or place as the Parties may agree in writing (not acting unreasonably).
5.2.2	Subject to Clauses 3 and 4, and without extending or amending any of the obligations of the Parties thereunder, the Parties shall make their best efforts to cause Closing to occur at or prior to 2 August 2008.
5.3	Closing events

At Closing, each Party shall procure that the actions set out in Schedule 10 for which it is responsible, are taken in the sequence set out in said Schedule, to the extent that any such action is not taken by NXP or ST, as the case may be and with the prior written consent of the other, prior to the Closing.

5.4	Breach of pre-Closing and Closing obligations
5.4.1	If any Party is in breach, and thereby a Defaulting Party, of any of its material obligations under Clauses 3, 4 or 5, which breach is attributable to the Defaulting Party and results in the Closing not occurring, the Defaulting Party shall immediately owe and pay to the other Party an amount of USD 100,000,000 (one hundred million US dollar). This amount is owed in addition and without prejudice to all other rights or remedies available to such other Party, including the right to claim damages, provided that if the damages awarded exceed the amount of USD 100,000,000 (one hundred million US dollar) actually paid to the non-Defaulting Party, the Defaulting Party may set off such amount against any damages due and payable pursuant to this Clause 5.4.1. Parties acknowledge that the other Party may also request specific performance to effect Closing.

5.4.2	Concurrent with and without prejudice to Clause 5.4.1, if any Party breaches any material obligation in Clause 5.3, ST, in the case of breach by NXP, or NXP, in case of breach by ST, shall be entitled, (in addition to and without prejudice to all other rights or remedies available, including the right to claim damages and the right, if applicable to receive the penalty payment as set forth in Clause 5.4.1) to terminate, by notice, this Agreement (other than Clauses 1, 10 and 11.2 through 11.14), in which event the Parties shall forthwith take all such action as is necessary to reverse any action already taken under Clause 5.3 and the Disentanglement Plans.
6	POST-CLOSING OBLIGATIONS

6.1	Completion of disentanglement

To the extent not taken prior to Closing, each Party, as soon as reasonably practicable after

Closing but in any event prior to expiry of a period of three (3) months after Closing, shall take, and procure the taking of such actions, as set out in its Disentanglement Plan.
6.2	Wrong pockets
6.2.1	If, and to the extent applicable, any assets forming part of ST’s or NXP’s Relevant Businesses have not been transferred by ST or NXP, as applicable, to the Company, the relevant Party shall transfer these assets to the Company as soon as reasonably practicable after Closing, at no additional costs.

6.2.2	If, and to the extent applicable, assets not forming part of ST’s or NXP’s Relevant Businesses have been transferred by ST or NXP, as applicable, to the Company, the Company shall transfer these assets to the relevant Party as soon as reasonably practicable after Closing, at no additional costs.

6.2.3	Without detracting from the generality of Clause 6.2.2, if at any time after Closing, any Group Company receives any monies in respect of any NXP Receivables or ST Receivables, the Company shall procure that the relevant Group Company pays the amount received, less reasonable administrative expenses, to NXP or ST, as the case may be, as soon as reasonably practicable.
6.3	Ancillary Agreements

Neither NXP nor ST shall claim from or pursue a claim against the Company or any of the Company’s Affiliates under any Ancillary Agreement in the event that the fact or circumstance giving rise to such claim is otherwise the subject of a claim under this Agreement for which NXP or ST is liable. In the event of NXP or ST, as the case may be, being found liable under this Agreement (excluding the Ancillary Agreements) after the claim has been satisfied under the relevant Ancillary Agreement, NXP or ST, as the case may be, shall procure that the Company or the relevant Group Company is reimbursed with the amount paid to the relevant member of the NXP Group or the ST Group, as the case may be, by the Company or the relevant Group Company in respect of the relevant claim under the relevant Ancillary Agreement. For the avoidance of doubt, the exclusion of representations, warranties and indemnities set out in the various Ancillary Agreements will be entirely without prejudice to the representations, warranties and indemnities set out in this Agreement, unless otherwise provided in this Agreement.

6.4	Release of Security
6.4.1	Without detracting from any R&Ws, or indemnities, set out elsewhere in this Agreement, each Party shall, to the extent not yet realized through the release referred to in Clause 4.8, undertake, with effect from Closing or as soon as reasonably practicable thereafter but in any event no later than three (3) months after the Closing, to perfect all the formalities and execute any documents as may be reasonably necessary to effect the release of all members of the Group from any (joint and/or several) Security given by, assumed by or binding upon them in relation to any of the liabilities of such Party or any of its Affiliates (excluding members of the Group), provided that such Party shall indemnify, defend and hold harmless the Company and the other members of the Group against all amounts paid by any of them or any costs, losses and liabilities (including without limitation any loss of assets subject to Security) suffered by them after Closing pursuant to any such Security.

6.4.2	Without detracting from any R&Ws, or indemnities, set out elsewhere in this Agreement, the Parties shall use their commercially reasonable best efforts to procure that the Company or the relevant Group Company procures, with effect from Closing or as soon as reasonably practicable thereafter but in any event no later than three (3) months after the Closing, the release of each Party or its Affiliate (excluding members of the Group) from any (joint and/or several) Security given by, assumed by or binding upon such Party or Affiliate in relation to any liability included in any of the Relevant Businesses, provided that the Company shall indemnify, defend and holds harmless the relevant Party or Affiliate against all amounts paid by it or any costs, losses and liabilities (including without limitation any loss of assets subject to Security) suffered by it after Closing pursuant to any such Security.
6.5	Final Assumed Financial Liabilities Statement
6.5.1	Within forty (40) Business Days after the Closing Date, the Company shall prepare and deliver to each of ST and NXP the Final Assumed Financial Liabilities Statement, in the form set out in Schedule 17.

6.5.2	The Final Assumed Financial Liabilities Statement shall be used to determine whether the Assumed Financial Liabilities contributed by each Party were fully funded when contributed in accordance with Clause 2.4.3 and whether, in relation to any NXP Entity or ST Entity, as the case may be, there is Cash to be deducted from the amount of the Assumed Financial Liabilities.
6.6	PPE and Inventory Statements
6.6.1	Within forty (40) Business Days after the Closing Date, the Company shall prepare and deliver to each of ST and NXP:
(a)	a statement reflecting the value of the property, plant and equipment (“PPE”) for each of the NXP Relevant Businesses and the ST Relevant Businesses, at Closing (the “PPE Statements”); and

(b)	a statement reflecting the value of the Inventory for each of the NXP Relevant Businesses and the ST Relevant Businesses at Closing (the “Inventory Statements”).
6.6.2	The PPE Statements and the Inventory Statements shall be calculated consistently with the same line items in the Accounts and shall be used to determine whether the value of the PPE and Inventory contributed by each Party, at Closing, did not deviate substantially from the relevant reference amounts set out in Schedule 20 (the “Reference Amounts”).
6.7	Review and determination
6.7.1	In the event that either Party disagrees with the Final Assumed Financial Liabilities Statement, it shall within twenty (20) Business Days after receipt thereof, deliver notice of such disagreement to the other Party, with a copy to the Company, such notice (the “Notice of Disagreement”) to specify (a) each item in the Final Assumed Financial

Liabilities Statement with which it disagrees, (b) the amount of each adjustment proposed by it and (c) in reasonable detail, the reason for its disagreement in respect of each such item.

6.7.2	In the event that either Party disagrees with a PPE Statement or an Inventory Statement, it shall within twenty (20) Business Days after receipt thereof, deliver a Notice of Disagreement to the other Party, with copy to the Company to specify (a) what item it disagrees with and (b) in reasonable detail, the reason for its disagreement in respect thereof.

6.7.3	If no Party delivers a Notice of Disagreement in terms of Clauses 6.7.1 or 6.7.2, the Final Assumed Financial Liabilities Statement, the PPE Statements or the Inventory Statements, as the case may be, shall be final and binding on the Parties and the Company for all purposes.

6.7.4	If a Party delivers a Notice of Disagreement in terms of Clauses 6.7.1 or 6.7.2, then the Parties shall attempt in good faith to reach agreement in respect of those items in the Final Assumed Financial Liabilities Statement, the PPE Statements or the Inventory Statements, as the case may be, in respect of which a Notice of Disagreement has been delivered, provided that if the Parties do not reach such agreement within twenty (20) Business Days of delivery of the Notice of Disagreement last delivered, either Party may by notice to the other Party require that those items in the Final Assumed Financial Liabilities Statement, the PPE Statements or the Inventory Statements, as the case may be, that have been properly specified in a Notice of Disagreement in accordance with Clause 6.7.1 or Clause 6.7.2, as relevant, and subsequently have not been agreed upon within the aforesaid twenty (20) Business Days, be referred to the Reporting Accountant in the terms of Schedule 17 (Part 2).

6.7.5	In order to enable the preparation and determination of the Final Assumed Financial Liabilities Statement, the PPE Statements and the Inventory Statement, the Company and each Party shall procure the keeping up-to-date and, subject to reasonable notice, making available to the Company’s and each Party’s representatives and advisors during normal office hours of all books and records relating to any member of the Group, and co-operate with them with regard to the preparation and determination of the Final Assumed Financial Liabilities Statement, the PPE Statements and the Inventory Statements. The Company and each Party shall, in so far as it is reasonable to do so, make available the services of its and its Affiliates’ employees to assist the Company and each Party in the performance of its obligations and exercise by a Party of its rights under this Clause 6.7.
6.8	Adjustment and payment for the Final Assumed Financial Liabilities Statement
6.8.1	Following determination of the Final Assumed Financial Liabilities Statement in accordance with Clause 6.7, the Company shall determine the differences between the Draft Assumed Financial Liabilities Statements and the Final Assumed Financial Liabilities Statement and hence the amount of the Assumed Financial Liabilities Funding Requirement of each Party;
(a)	if the Assumed Financial Liabilities Funding Requirement is a positive amount, the relevant Party shall pay to the Company in cash an amount equal to this positive amount;

(b)	if the Assumed Financial Liabilities Funding Requirement is a negative amount, the Company shall pay to the relevant Party in cash an amount equal to this negative amount.
6.8.2	Any payment to be made in accordance with this Clause 6.8 shall include interest thereon calculated from the day after the Effective Time to the day of payment, both days inclusive, at the Interest Rate.

6.8.3	The due date for any payment to be made under this Clause 6.8, shall be the fifth (5th) Business Day after the Final Assumed Financial Liabilities Statement has been finally determined in accordance with Clause 6.7.
6.9	Adjustment and payment for the PPE Statements and the Inventory Statements
6.9.1	Following determination of the PPE Statements in accordance with Clause 6.7, the Company shall determine the differences between the relevant Reference Amounts and the value of the PPE as this is reflected in the respective PPE Statements.

6.9.2	If the value of the PPE as reflected in a Party’s PPE Statement is more than 10% (ten per cent) lower than the relevant Reference Amount, that Party shall pay to the other Party in cash an amount equal to the shortfall below 90% (ninety per cent) of the relevant Reference Amount. For the avoidance of doubt, there shall only be a payment in relation to a PPE Statement in the situation as set forth in this Clause 6.9.2.

6.9.3	Following determination of the Inventory Statements in accordance with Clause 6.7, the Company shall determine the differences between the relevant Reference Amounts and the value of the Inventory as this is reflected in the respective Inventory Statements.

6.9.4	If the value of the Inventory as reflected in a Party’s Inventory Statement is lower than the relevant Reference Amount that Party shall pay to the other Party in cash an amount equal to the difference in value between the Inventory as reflected in the Inventory Statement and the relevant Reference Amount. For the avoidance of doubt, there shall only be a payment in relation to an Inventory Statement in the situation as set forth in this Clause 6.9.4.

6.9.5	Any payment to be made in accordance with this Clause 6.9 shall include interest thereon calculated from the day after the Effective Time to the day of payment, both days inclusive, at the Interest Rate.

6.9.6	The due date for any payment to be made under this Clause 6.9, shall be the fifth (5th) Business Day after the PPE Statements and the Inventory Statements have been finally determined in accordance with Clause 6.7.
6.10	Reciprocal release of liabilities; indemnity against certain liabilities
6.10.1	As of Closing:
(a)	subject to any other indemnities included in this Agreement, excluding Clause 6.10.1(b) and Clause 6.10.2, (i) NXP shall indemnify, defend and hold harmless the Company and the other members of the Group against all NXP Retained Liabilities, and (ii) ST shall indemnify, defend and hold harmless the Company and the other members of the Group against all ST Retained Liabilities; and

(b)	subject to any other indemnities included in this Agreement and upon final determination of the Assumed Financial Liabilities Funding Requirement in accordance with Clause 6.8 and the satisfaction thereof, the Company shall indemnify, defend and hold harmless each Party and its Affiliates against all Assumed Liabilities.
6.10.2	AS of Closing:
(a)	the Company and each relevant Group Company shall be released and discharged (i) by NXP and each member of the NXP Group from all the NXP Retained Liabilities, and (ii) by ST and each member of the ST Group from all ST Retained Liabilities; and

(b)	NXP and each member of the NXP Group or ST and each member of the ST Group, as the case may be, shall be released and discharged by the Company or the relevant Group Company from any and all Assumed Financial Liabilities, provided that the Assumed Financial Liabilities Funding Requirement as determined in accordance with Clause 6.8 has been satisfied.
6.10.3	For the avoidance of doubt, the liabilities of each of the Parties under this Clause 6.10 are not limited in time or amount and shall continue to apply upon termination of the Shareholders Agreement.
6.11	R&D Tax Credits
6.11.1	Subject to Clause 6.11.2, NXP guarantees to ST and the Company that the amounts of the R&D Tax Credits will be received by NXP France, or such other relevant Group Company, as the case may be, ultimately within twenty (20) Business Days after the last day of the month set for those payments, in accordance with the table set out below.

Origin of the R&D Tax Credit	Amount	Date of refund
	NXP CroIIes
December 2005	€5.498.435	June 2009
December 2006	€10.000.000	June 2010
December 2007	€3.660.000	June 2011
	NXP France
December 2006	€1.894.931	June 2010
December 2007	€6.990.500	June 2011
	NXP Rennes
December 2005	€1.492.872	June 2009
December 2006	€365.693	June 2010
December 2007	€133.000	June 2011
6.11.2	The guarantee by NXP, as set out in Clause 6.11.1, shall not apply if ST and/or the Company or any of its Affiliates, as applicable, takes any action or refrains from taking any action that adversely affects receipt of the R&D Tax Credits in the amounts and ultimately by the dates, as set out in the table in Clause 6.11.1.

6.11.3	If after Closing the Company receives an amount relating to the June 2008 Refunds, then the Company shall pay to NXP the actual amount of these June 2008 Refunds received within thirty (30) Business Days of receipt.

6.11.4	If an amount of the R&D Tax Credits as referred to in Clause 6.11.1 has not been fully received by any Group Company ultimately twenty (20) Business Days after the last day of the month set for those payments, NXP undertakes to pay within ten (10) Business Days of the relevant Group Company’s notice thereof to NXP, to the relevant Group Company as referred to in this notice, (i) if any amount is received, the difference between the amount of the relevant R&D Tax Credit received and the amount of the relevant R&D Tax Credit as referred to in Clause 6.11.1 or (ii) if no amount has been received, the full amount of the relevant R&D Tax Credit as referred to in Clause 6.11.1. If after receipt of the relevant amount from NXP by the relevant Group Company, any amount of the relevant R&D Tax Credit to which such payment by NXP is related, is received from the relevant Governmental Authority, the relevant Group Company shall repay such amount received from the relevant Governmental Authority to NXP.
6.12	Obligation to obtain Third Party Consents
6.12.1	It is acknowledged that, in effecting the Disentanglement, the transfer, pursuant to this Agreement, of Contracts may be subject to Third Party Consents. NXP shall request ST to give its prior approval prior to soliciting the Third Party Consents of certain material Contracts. Insofar as a Third Party Consent has not been obtained in relation to a Contract, other than a Project Contract, prior to Closing, except as otherwise mutually agreed between the Parties, the Parties shall use their reasonable best efforts to obtain such Third Party Consent as soon as practicable after the Closing Date.

6.12.2	In connection with the obtaining of any Third Party Consent referred to in paragraph 6.12.1, each Party shall supply to the other Party such information and references (under appropriate non-disclosure arrangements) regarding it as may be reasonably requested by the other Party or any relevant third party for the purpose of obtaining Third Party Consents and shall enter into such undertakings or procure such guarantees in favour of any relevant third party as may be reasonably requested in respect of the relevant Contracts.

6.12.3	In respect of any Contract other than a Project Contract, from the Closing Date until the relevant Third Party Consent has been obtained as contemplated by Clause 6.12.1 or in the event the Third Party Consent has been refused:
(a)	to the extent permitted under the relevant Contract, the Parties shall make such other arrangements between themselves to provide to the Company or the relevant Group Company the full benefits of the Contract, including the enforcement at the cost and for the account of the Company or the relevant Group Company of all rights of NXP or ST, as the case may be, against any other party thereto;

(b)	to the extent that the Company or the relevant Group Company is lawfully and practically able to do so, and to the extent that the Company or the relevant Group

Company is receiving the full benefits of the Contract, the Company or the relevant Group Company shall perform the obligations of the NXP Group or ST Group, as the case may be, under the Contract as agent or sub-contractor and shall indemnify the NXP Group or the ST Group, as the case may be, in respect thereof;

(c)	to the extent that the Company or the relevant Group Company is not lawfully or practically able to perform the obligations of the NXP Group or ST Group, as the case may be, under the Contract as agent or sub-contractor, the NXP Group or ST Group, as the case may be, shall do all such things as the Company or the relevant Group Company may reasonably require to enable due performance of the Contract and the Company or the relevant Group Company shall indemnify the NXP Group or ST Group, as the case may be, in respect thereof.
6.13	Retention of records
6.13.1	ST and NXP shall retain for a period of five (5) years from Closing, or such longer period as may be prescribed by applicable Law, all books, records and other written information relating to ST’s or NXP’s Relevant Businesses, as applicable, which are not delivered to, or in the possession or under the control of, the Company or another Group Company at or immediately after Closing and are held by or on behalf of any member of the ST Group or the NXP Group, as applicable, pursuant to Closing and, to the extent reasonably required by the other Party or the Company, shall allow the other Party or the Company, upon reasonable notice, access during normal office hours to such books, records and other information, including the right to inspect and take copies (at the expense of the other Party or the Company, as applicable) to the extent relating to the Relevant Businesses.

6.13.2	The Company shall retain for a period of five (5) years from Closing, or such longer period as may be prescribed by applicable Law, any books, records or other written information relating to the Business which are delivered to, or in the possession or under the control of, the Company or another Group Company at or immediately after Closing and, to the extent reasonably required by ST or NXP, the Company shall allow ST or NXP, upon reasonable notice, access during normal office hours to such books, records and information, including the right to inspect and take copies (at the expense of ST or NXP, as applicable).

6.13.3	Within 30 (thirty) Business Days after Closing, NXP shall provide the necessary financial information to ST and the Company in order to enable ST to prepare an opening balance sheet of the Group as per Closing, in accordance with the ST Accounting Principles.
6.14	Insurance
6.14.1	Termination of coverage

As of the date set for Closing, all coverage with respect to NXP’s Relevant Businesses under any insurance policies of any member of the NXP Group (the “Insurance Policies”) in respect of events, occurrences or accidents occurring on or after the Closing Date shall be cancelled and terminated, excluding those Insurance Policies in respect of which the sole policy holders or named insured are part of NXP’s Relevant Businesses.

6.14.2	Indemnity
Except for claims referred to in Paragraph 17.1 of Schedule 14, for all claims made on or after Closing and arising in respect of an event, occurrence or accident occurring on or after Closing, there shall be no right to recover any amounts in respect thereof from NXP or any other member of the NXP Group, or any of its insurers, and the Company shall be responsible for and shall indemnify, defend and hold harmless NXP and the relevant other members of the NXP Group from all Losses incurred by NXP or any other member of the NXP Group, or its insurers, in respect of any such claim or attempted claim by any Group Company or third party.
6.15	Earn-out Obligations
Notwithstanding the provisions of Clause 6.10, the Company shall, and shall procure that the relevant Group Companies, meet all the Earn-Out Obligations assumed by the relevant Group Company in respect of the Earn-Out Payments.
7	WARRANTIES AND LIABILITY
7.1	Warranties
7.1.1	Subject to the remaining provisions of this Clause 7 and to Clauses 8 and 9, each Party (the “Warrantor”) represents and warrants to the other Party (the “Warrantee”, being ST, where NXP is the Warrantor, and NXP, where ST is the Warrantor) that the statements set out in Schedule 14 (the “R&Ws”, and each a “R&W”) are true and accurate as at Signing.

7.1.2	The Warrantee acknowledges and agrees that the Warrantor makes no representation or warranty as to the accuracy of any forecasts, estimates, projections, statements of intent or statements of opinion howsoever provided to the Warrantee or any of its representatives or advisors at or prior to Signing. The Warrantee acknowledges that no representations or warranties, express or implied, have been given or are given other than the Warrantor’s R&Ws.

7.1.3	Any R&W qualified by the expression “so far as the Warrantor is aware” or any similar expression shall be deemed to refer to the knowledge of Carlo Bozotti, Aldo Romano, Tommi Uhari, Carlo Ferro, Pierre Ollivier, Patrice Chastagner and Lisa Jorgenson, where ST is the Warrantor and the knowledge of Frans van Houten, Theo Claasen, Peter van Bommel, Guido Dierick, Peter Kleij, Steven McCann and Marc Cetto where NXP is the Warrantor, each of whom shall be deemed to have knowledge of such matters as they would have discovered, had they made reasonable enquiries within the Warrantor’s Relevant Businesses.

7.1.4	The applicability of title 1 of Book 7 of the Netherlands Civil Code is hereby excluded.

7.1.5	For the avoidance of doubt, a Warrantor’s R&Ws are given only in respect of its Relevant Businesses (and not in respect of the Warrantee’s Relevant Businesses).

7.2	Disclosure
The R&Ws are subject to, and the Warrantor shall not be liable for breach of any of the R&Ws, in relation to any matter or fact which is Disclosed. Each Warrantor shall have the right and the obligation to update the ST Disclosure Letter or the NXP Disclosure Letter, as the case may be, for matters not having a Material Adverse Effect prior to Closing for those R&Ws that are only given at Signing in Schedule 14 and are being repeated at Closing pursuant to Clause 7.3.1
7.3	Updating of R&Ws at Closing
7.3.1	Subject to Clause 7.3.2, the Warrantor further represents and warrants to the Warrantee that the R&Ws will also be true and accurate at Closing, as if they had been repeated at Closing, provided that (i) all such R&Ws that pertain to or are made with respect to any companies not yet incorporated at the date hereof, are made as at Closing and not as of the date hereof and (ii) any R&W’s given at Signing in Schedule 14 shall be read for the purpose of this Clause 7.3.1 without the words “at Signing”.

7.3.2	No right to reimbursement of Losses shall arise in favour of the Warrantee under Clause 7.3.1 in consequence of an event or matter which results in any of the R&Ws being untrue or inaccurate at the Closing if the event or matter could not reasonably have been avoided or prevented by the Warrantor, or any of its directors, officers, or employees.
7.4	Liability for breach
7.4.1	Subject to Clauses 3.5 and 5.4.2, in the event of any breach by a Party under this Agreement, the other Party shall not have the right to terminate or rescind this Agreement and as its sole and exclusive remedy and subject to any other limitations of liability set out in this Agreement, shall have the right, after Closing, to claim the Losses suffered or incurred by it as a result of such breach.

7.4.2	For purposes of this Agreement, it is agreed that a breach of a R&W shall occur where same is untrue or inaccurate as at any date on which the same is given.
7.5	Losses suffered by the Business
7.5.1	Subject to Clause 7.5.2, Parties agree that Losses suffered or incurred by the Company or any other member of the Group in connection with a breach of a R&W, shall be deemed to be Losses suffered or incurred by the Warrantee.

7.5.2	Subject to the limitations of liability as set forth in Clause 8, if Losses are suffered or incurred at the level of the Group, as set forth in Clause 7.5.1 (a) the amount of the Losses that the Warrantee shall have the right to claim shall be limited to the Warrantee’s proportionate share of such Losses, calculated on the basis of the Warrantee’s shareholding in the Company at the time of giving notice of the claim (as set forth in Clause 9.2) and (b) at the election of the Warrantee, the Warrantor shall pay the full amount of those Losses directly to the Company.

8	LIMITATION OF LIABILITY
8.1	Time limitation
A Party (the “Defaulting Party”) shall not be liable in respect of any claim under the R&Ws or the Tax Indemnity unless a notice of the claim is given by to the other Party (the “non-Defaulting Party”), specifying the matters set out in Clause 9.2:
8.1.1	in the case of any claim under the Tax Indemnity, within thirty (30) days after expiry of the statutory limitation period applicable in the relevant jurisdiction for the Tax matter giving rise to such claims and any applicable term during which additional assessments can be levied under the relevant applicable Law;

8.1.2	in the case of any claim under Paragraph 14 of Schedule 14 (environmental warranties), within three (3) years after the Closing; and

8.1.3	in the case of any other claim, within eighteen (18) months after the Closing;
provided that the statutory limitation period applicable in the relevant jurisdiction shall apply for giving notice of any claim under Paragraphs 1.1, 2 and 3 of Schedule 14 (Incorporation, authority, corporate action).
8.2	Minimum claims
Subject to any other limitations set out in this Agreement, the Defaulting Party shall only be liable under the R&Ws in respect of any individual claim, or a series of claims arising from identical facts, to the extent that the liability agreed or determined in respect of any such claim or series of claims exceeds an amount of USD 500,000 (five hundred thousand US dollar). In relation to paragraph 17.1 of Schedule 14 (claims third parties) this clause 8.2 shall apply with the amount set out in the preceding sentence being USD 2,500,000 (two million five hundred thousand US dollar).
8.3	Aggregate minimum claims
Subject to any other limitations set out in this Agreement, the Defaulting Party shall only be liable under the R&Ws in respect of any claim if the aggregate amount of all claims for which it would otherwise be liable under this Agreement, exceeds USD 10,000,000 (ten million US dollar), in which case the Defaulting Party shall be liable for the full amount and not just the excess. Any liability of the Defaulting Party under this Agreement in relation to paragraph 17.1 of Schedule 14 (claims third parties) shall not be subject to, and also (in relation to any liability for other claims under the R&Ws) not count towards, the amount of USD 10,000,000 (ten million US dollar) referred to in the preceding sentence.
8.4	Maximum liability
As from Closing, save for any claims under Paragraph 14 of Schedule 14 (environmental warranties), Paragraph 10 of Schedule 14 (IP warranties), Paragraph 7.1 of Schedule 14 (to the extent relating to IP warranties) and Paragraph 11 of Schedule 14 (to the extent relating to pension warranties), the aggregate liability of the Defaulting Party in respect of all claims under the R&Ws shall not exceed an amount of USD 250,000,000 (two hundred and fifty million US dollar).
8.5	Provisions
The Defaulting Party shall not be liable under this Agreement in respect of any claim if and to the extent that any allowance, provision or reserve is made in the relevant Accounts (and not released prior to the Closing), or in the relevant Final Assumed Financial Liabilities Statement, for the matter giving rise to the claim.
8.6	Matters arising after Signing / Closing
Subject to Clauses 3.1.6, 7.2 and 7.3.1, the Defaulting Party shall not be liable under this Agreement in respect of any matter, act, omission or circumstance (or any combination thereof), including the aggravation of a matter or circumstance, to the extent that the same would not have occurred but for:
8.6.1	any matter or thing done or omitted to be done pursuant to and in compliance with this Agreement or otherwise at the request or with the approval of the non-Defaulting Party;

8.6.2	any act, omission or transaction of the non-Defaulting Party, or the non-Defaulting Party’s respective directors, officers, employees or agents or successors in title, after Signing;

8.6.3	the passing of, or any change in, any Law or administrative practice of any Governmental Authority after Signing, including any increase in the rates of Tax or any imposition of Tax or any withdrawal of relief from Tax not actually in effect at Signing;

8.6.4	any change after Signing of any generally accepted interpretation or application of any Law; or

8.6.5	any change in any accounting or Tax policy, basis or practice of NXP or ST, as applicable, introduced or having effect after Signing.
8.7	Insurance
The Defaulting Party shall not be liable in respect of any claims made by the non-Defaulting Party to the extent that the Losses in respect of which a claim is made are covered by a policy of insurance in force immediately prior to the Closing and insofar as the Company has a right of recovery.
8.8	Net financial benefit
The Defaulting Party shall not be liable under this Agreement in respect of any claims to the extent of any corresponding savings actually made by the non-Defaulting Party arising in respect of such Losses or the facts giving rise to such Losses (for example, without limitation, where the amount (if any) by which any Tax for which would otherwise have been accountable or liable to be assessed is actually or will actually be reduced or extinguished as a result of the matter giving rise to such liability).
8.9	Mitigation of Losses
The non-Defaulting Party shall use all reasonable efforts to procure that all reasonable steps are taken and all reasonable assistance is given to avoid or mitigate any Losses which in the absence of mitigation might give rise to a liability in respect of any claim under this Agreement.

8.10	Non-Defaulting Party’s right to recover
8.10.1	The Warrantor shall not be liable in respect of any Losses relating to any actual liability unless and until such actual liability is due and payable, or any Losses relating to any liability which is contingent unless and until such contingent liability becomes an actual liability and is due and payable, provided that this Clause 8.10.1 shall not operate to exclude liability in relation to a claim made in respect of an actual or contingent liability within the relevant time limit specified in Clause 8.1 and specifying the matters set out in Clause 9.2.

8.10.2	If the Warrantor has paid an amount in discharge of any claim under this Agreement and any member of the Warrantee’s Group subsequently recovers (whether by payment, discount, credit, relief, insurance or otherwise) from a third party a sum which indemnifies or compensates any member of the Warrantee’s Group (in whole or in part) in respect of the Loss which is the subject matter of the claim, then the Warrantee shall procure that the relevant member of the Warrantee’s Group forthwith pays to the Warrantor the full amount recovered, less any costs and expenses reasonably incurred in obtaining such recovery and limited to the amount actually paid by the Warrantor in respect of the claim.
8.11	Double claims
The non-Defaulting Party shall not be entitled to recover from the Defaulting Party under this Agreement more than once in respect of the same Losses suffered. Subject to any other limitations set out in this Agreement, in the event that any matter, act, omission or circumstance (or any combination thereof) giving rise to a breach of a R&W is the subject of an indemnity under this Agreement, the non-Defaulting Party’s claim shall be limited to a claim under said indemnity.
8.12	Non-applicability to certain claims
Notwithstanding the foregoing provisions of this Clause 8:
8.12.1	the provisions of this Clause 8, save for Clauses 8.1.1, 8.5 and 8.7 through 8.11, shall not apply to any claims made under the Tax Indemnity.

8.12.2	the provisions of this Clause 8, save for Clauses 8.8 through 8.11, shall not apply to any claims made under Paragraph 1 (Incorporation; existence; solvency), 2 (Authority) or 3 (Corporate action) of Schedule 14;

8.12.3	the provisions of this Clause 8, save for Clauses 8.8 through 8.11, shall not apply to any claims made under the indemnities included in Clause 6.10 and Clause 6.11.1, Paragraph 6.4 of Schedule 3 (Calamba environmental indemnity), Paragraphs 3 and 4 of Schedule 7 (employment indemnities) and Paragraph 1.14 of Schedule 8 (pension indemnity).
9	CLAIMS
9.1	Notification of potential claims
If the Warrantee becomes aware of any matter or circumstance that may give rise to a claim against the Warrantor, under the R&Ws, the Warrantee, shall within forty (40) Business Days deliver a notice to Warrantor setting out such information as is available to it as is reasonably necessary to enable the Warrantor to assess the merits of the claim, to act to preserve evidence and to make such provision as the Warrantor may consider necessary, provided that failure to give such notification within the aforesaid forty (40) Business Days shall not affect Warrantee’s right to make the claim except to the extent Warrantor shall have been or will be actually prejudiced as a result of such failure.
9.2	Notification of claims
Without detracting from Clause 9.1, notices of claims under the R&Ws shall be given by the Warrantee to the Warrantor within the time limits specified in Clause 8.1, specifying full information of the legal and factual basis of the claim and the evidence on which the Warrantee relies and, if practicable, an estimate of the amount of Losses which are, or are to be, the subject of the claim (including any Losses which are contingent on the occurrence of any future event).
9.3	Commencement of proceedings
Without detracting from Clause 9.2, any claim notified to the Warrantor shall (if it has not been previously satisfied, settled or withdrawn) be deemed to be irrevocably withdrawn six (6) months after the notice is given pursuant to Clause 9.2 or, in the case of any contingent liability, six (6) months after such contingent liability becomes an actual liability and is due and payable unless legal proceedings in respect of it (i) have been formally commenced and (ii) are being and continue to be pursued with reasonable diligence.
9.4	Investigation by the Warrantor
In connection with any matter or circumstance notified by the Warrantee pursuant to Clause 9.1 or 9.2:
9.4.1	the Warrantee shall allow the Warrantor and its financial, accounting, legal and other advisors to investigate the matter or circumstance alleged to give rise to such claim and whether and to what extent any amount is or may be payable in respect of such claim; and

9.4.2	the Warrantee shall disclose to the Warrantor all information of which it is aware which relates to the claim and shall give, subject to being paid reasonable costs and expenses, all such information and assistance, including access to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents and records, in each case as the Warrantor or its financial, accounting, legal or other advisors may reasonably request.
9.5	Procedure for third party claims
9.5.1	If the claim notified to the Warrantor is a result of or in connection with a claim by or liability to a third party then:
(a)	no admissions in relation to such third party claim shall be made by or on behalf of the Warrantee and the claim shall not be compromised, disposed of or settled without the prior written consent of the Warrantor;

(b)	the Warrantor shall be entitled at its own expense, by notice to the Company and the

Warrantee, and the Company and the Warrantee shall duly and fully co-operate to allow the Warrantor, to take such action as it deems necessary to avoid, dispute, deny, defend, resist, appeal, compromise or contest such claim or liability (including making counterclaims or other claims against third parties) in the name of and on behalf of the Warrantee, the Company or its relevant Affiliate, as the case may be, and to control the conduct of any related proceedings, negotiations or appeals; and
(c)	where the Warrantor has issued a notice pursuant to Clause (b), the Warrantee and the Company shall give, and shall procure that their Affiliates give, subject to being paid reasonable costs and expenses, all such information and assistance including access to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents and records, as the Warrantor may reasonably request for the purpose referred to in Clause (b), including instructing such professional or legal advisors as the Warrantor may nominate to act on behalf of the Warrantee and the Company, but in accordance with the Warrantor’s instructions, it being agreed that the Warrantor shall keep the Warrantee and the Company informed of all relevant matters relating to the claim and shall forward or procure to be forwarded to the Warrantee and the Company copies of all material external correspondence (other than such correspondence as is subject to legal professional privilege of the Warrantor) relating to the claim.
9.5.2	If the Company or the Warrantor, as the case may be, conducts the defence of a claim, the Company or the Warrantor, as the case may be, shall conduct the defence to the best of its abilities, taking into account not only its own interests but also the Warrantor’s and Warrantee’s or the Company’s interest, as the case may be.
10	CONFIDENTIALITY
10.1	Announcements
No announcement or circular in connection with the existence or the subject matter of this Agreement shall be made or issued by or on behalf of ST or NXP without the prior written approval of ST and NXP. This shall not affect any announcement or circular required by Law or the rules of any recognised stock exchange on which the shares of either Party are listed, provided that the Party with an obligation to make an announcement or issue a circular shall consult with the other Party insofar as is reasonably practicable before complying with such an obligation.
10.2	Confidentiality undertaking
10.2.1	The Confidentiality Agreement shall cease to have any force or effect from Closing.

10.2.2	Subject to Clause 10.1 and Clause 10.2.3, each of the Parties shall treat as strictly confidential and not disclose or use any information contained in or received or obtained as a result of entering into this Agreement (or any agreement entered into pursuant to this Agreement) which relates to:

(a)	the provisions of this Agreement or any agreement entered into pursuant to this Agreement;

(b)	the negotiations relating to this Agreement (or any such other agreement); or

(c)	a Party to this Agreement or the business carried on by it or any member of its group of companies.
10.2.3	Clause 10.2.2 shall not prohibit disclosure or use of any information if and to the extent:
(a)	the disclosure or use is required by Law or any recognised stock exchange on which the shares of any Party are listed;

(b)	the disclosure or use is required to vest the full benefit of this Agreement in any Party;

(c)	the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement or the disclosure is made to a Tax Authority in connection with the Tax affairs of the disclosing Party;

(d)	the disclosure is made to professional advisors of any Party on terms that such professional advisors undertake to comply with the provisions of Clause 10.2.2 in respect of such information as if they were a party to this Agreement;

(e)	the information is or becomes publicly available (other than by breach of the Confidentiality Agreement or of this Agreement);

(f)	the other Party has given prior written approval to the disclosure or use; or

(g)	the information is independently developed after Closing;
provided that prior to disclosure or use of any information pursuant to Clause 10.2.3(a), (b), or (c), the Party concerned shall promptly notify the other Party of such requirement with a view to providing the other Party with the opportunity to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or use.
11	MISCELLANEOUS
11.1	Further assurances
Each of the Parties shall from time to time execute such documents and perform such acts and things as the other Party may reasonably require to transfer their Relevant Businesses to the Joint Venture, and to give any Party the full benefit of this Agreement.
11.2	Whole agreement
11.2.1	This Agreement, together with the Transaction Documents, contains the whole agreement between the Parties relating to the subject matter of this Agreement, to the exclusion of any terms implied by Law which may be excluded by contract, and supersedes any previous written or oral agreement between the Parties in relation to the matters dealt with in this Agreement.

11.2.2	ST acknowledges that it has not been induced to enter into this Agreement by any representation, warranty or undertaking not expressly set out in this Agreement.

11.2.3	NXP acknowledges that it has not been induced to enter into this Agreement by any representation, warranty or undertaking not expressly set out in this Agreement.
11.3	Assignment
Any Party may assign, grant any security interest over or otherwise transfer, in whole or in part, any of its rights and obligations under this Agreement, provided that such assignment, granting or transfer takes place to a party that becomes a shareholder of the Company in accordance with the provisions of the Shareholders Agreement. Any other assignment, granting of security interest over or other transfer shall require the prior written consent of the other Party.
11.4	Waiver
No waiver of any provision of this Agreement shall be effective unless in writing and signed by or on behalf of the waiving Party.
11.5	Variation
No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the Parties.
11.6	Third party rights
This Agreement does not contain a stipulation in favour of a third party (‘derdenbeding’), except for the Company and the relevant Group Companies in relation to all provisions of this Agreement pursuant to which the Company and/or the Group Companies are granted certain rights or are the recipient of certain guarantees, covenants or undertakings and for the relevant members of the NXP Group in relation to Clause 6.10 and Clause 6.14.
11.7	Rescission
Without prejudice to Clauses 3.5 and 5.4.2, each Party waives its right to rescind (‘ontbinden’) this Agreement on the basis of section 6:265 of the Netherlands Civil Code. The mistaken party shall bear the risk of any mistake (‘dwaling’) in making this Agreement.
11.8	Costs
Unless this Agreement provides otherwise, all costs which a Party has incurred or must incur in preparing, concluding or performing this Agreement, including the relevant Transaction Costs and Disentanglement Costs, are for its own account. The Start-Up Costs shall be borne by either the Company or by ST and NXP pro rata to their shareholdings in the Company. For the avoidance of doubt, all Restructuring Costs shall be for the account of the Company, unless provided otherwise in this Agreement. NXP will bear all the WH2 Reorganisation Costs.
11.9	Interest
If any Party defaults in the payment when due of any sum payable under this Agreement, the liability of that Party shall be increased to include interest on such sum from the date when such payment is due until the date of actual payment (as well after as before judgement) at the Interest

Rate.
11.10	Notices
11.10.1	Any notice in connection with this Agreement (a “Notice”) shall be:
(a)	in writing;

(b)	in English; and

(c)	delivered by hand, fax, registered post or by courier using an internationally recognised courier company.
11.10.2	A Notice to ST shall be sent to ST at the following address, or such other person or address as ST may notify to NXP from time to time:

ST N.V.

39 Chemin de Champ des Filles

1228 Plan les Ouates, Geneva

Switzerland

Fax: +41 22 929 5906

Attention: General Counsel

11.10.3	A Notice to NXP shall be sent to NXP at the following address, or such other person or address as NXP may notify to ST from time to time:

NXP B.V.

High Tech Campus 60

5656 AG Eindhoven

The Netherlands

Fax: + 31 40 272 9658

Attention: General Counsel

11.10.4	A Notice shall be effective upon receipt and shall be deemed to have been received:
(a)	at the time of delivery, if delivered by hand, registered post or courier;

(b)	at the time of transmission in legible form, if delivered by fax.
11.11	Invalidity
If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, under any Law:
11.11.1	such provision or part shall to that extent be deemed not to form part of this Agreement but the legality, validity or enforceability of the remainder of this Agreement shall not be affected;

11.11.2	ST and NXP shall use reasonable efforts to agree a replacement provision that is legal, valid and enforceable to achieve so far as possible the intended effect of the illegal, invalid or unenforceable provision.

11.12	Counterparts
This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. ST and NXP may enter into this Agreement by signing any such counterpart.
11.13	Dispute resolution
11.13.1	The Parties will attempt in good faith to resolve promptly any dispute arising out of or relating to this Agreement by negotiation. If the matter is not resolved in the normal course of business any Party may give the other Party notice of any such dispute not resolved, after which the dispute will be referred to the CEOs of the Parties, who will similarly attempt to resolve the dispute.

11.13.2	If the dispute has not been resolved within sixty (60) days after delivery of the notice referred to in Paragraph 11.13.1, then at the election of any Party, the dispute will be finally and exclusively settled by arbitration pursuant to the Rules of Conciliation and Arbitration of the International Chamber of Commerce by three arbiters appointed according to said Rules, the foregoing without prejudice to any Party’s right to seek injunctive relief before a competent court. Arbitration shall take place in Paris and the procedure will be conducted in the English language in accordance with the rules of law. The right, if any, to discovery is excluded.
11.14	Governing law
This Agreement and the documents to be entered into pursuant to it, save as expressly otherwise provided therein, shall be governed by and construed in accordance with the Law of the Netherlands.
AGREED AND SIGNED ON 10 APRIL 2008 BY:
STMicroelectronics N.V.

/s/ Carlo Bozotti

Name:	Carlo Bozotti
Title:	President and CEO
NXP B.V.

/s/ Frans van Houten

Name:	Frans van Houten
Title:	President and CEO